Exhibit 12.2

ConAgra Agricultural Products Business

Pro Forma Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

	Fiscal Year Ended 2003	Thirty-Nine Weeks Ended November 23, 2003	Twelve Months Ended November 23, 2003
Fixed Charges as Defined:
Interest expense	$42,794	$31,294	$41,698
One third of non-cancellable lease rent	15,199	10,223	17,823

Total fixed charges (A)	$57,993	$41,517	$59,521

Earnings as Defined:
Pretax income	$27,135	$45,631	$58,618
Add fixed charges	57,993	41,517	59,521

Earnings and fixed charges (B)	$85,128	$87,148	$118,139

Ratio of earnings to fixed charges (B/A)	1.47x	2.10x	1.98x